UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Ad hoc notification of Deutsche Telekom AG

Bonn, September 14, 2003

Agreement in principle over Deutsche Telekom's PTC offer

Deutsche Telekom, Vivendi Universal, Elektrim (in agreement with the bondholder's representative on the Management Board) and Ymer Finance today reached an agreement in principle on Deutsche Telekom's offer to increase its shareholding in Telefonya Cyfrowa Sp.zo.o (PTC) from 49 percent to 100 percent for a revised total cash offer of EUR 1.1 billion.

All the parties have agreed to make their best efforts, in good faith, to reach a definitive agreement not later than September 19, 2003.

The purchase price will be allocated among the shareholders of Elektrim Telekomunikacja (ET) as follows: Vivendi Universal EUR 691 million, Elektrim EUR 400 million and EUR 9 million for Ymer.

Payment of the proceeds by Deutsche Telekom will be made upon closing which should occur during the first week of January 2004.

Raising its stake in PTC to 100 percent means Deutsche Telekom will be able to fully consolidate PTC from 2004. The Polish mobile network operator is profitable both before and after taxes. In 2002, with revenue of around EUR1.3 billion, PTC achieved EBITDA of EUR 535 million and generated profit after taxes of around EUR 90 million. The increase of the holding to 100 percent will further improve Deutsche Telekom's Goup EBITDA. It will not be earnings dilutive.

Deutsche Telekom's debt reduction targets remain unchanged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten Title: Vice President

Date: September 17, 2003